UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 2)*

              KINDRED HEALTHCARE, INC. (FORMERLY VENCOR, INC.)
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                              (Name of Issuer)

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                  Common Stock, par value $0.25 per share
                       (Title of Class of Securities)
                                494580 10 3
                      --------------------------------
                               (CUSIP Number)

                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

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                              October 21, 2002
          (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

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CUSIP NO.  494580 10 3                                PAGE 2 OF 7 PAGES
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Appaloosa Management L.P.
------- -----------------------------------------------------------------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)       [ ]
                                                                (b)       |X|
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                                  OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  DELAWARE
------- -----------------------------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           5,001,821
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           5,001,821
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
------------------- ------ ----------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    5,001,821
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                              [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.8%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                       PN
---------- -------- -----------------------------------------------------------

                                                   SCHEDULE 13D


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CUSIP NO.  494580 10 3                                PAGE 3 OF 7 PAGES
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Appaloosa Partners Inc.
------- -----------------------------------------------------------------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)       [ ]
                                                                (b)       |X|
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                                  OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                    [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  DELAWARE
------- -----------------------------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           5,001,821
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           5,001,821
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
------------------- ------ ----------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    5,001,821
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                              [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.8%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                       CO
---------- -------- -----------------------------------------------------------

                                                   SCHEDULE 13D


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CUSIP NO.  494580 10 3                                PAGE 4 OF 7 PAGES
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David A. Tepper
------- -----------------------------------------------------------------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)       [ ]
                                                                (b)       |X|
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                                  OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
------- -----------------------------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           5,001,821
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           5,001,821
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
------------------- ------ ----------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    5,001,821
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                              [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.8%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                       IN
---------- -------- -----------------------------------------------------------

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

          This Amendment No. 2 to the statement on Schedule 13D filed on behalf of Appaloosa Management, L.P., Appaloosa Partners Inc. and David A. Tepper on April 26, 2001, as amended by Amendment No. 1 filed on November 15, 2001 (the "Schedule 13D"), relates to the common stock, par value $0.25 per share (the "Common Stock"), of Kindred Healthcare, Inc. (formerly Vencor, Inc.), a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended to add the following:

          On October 21, 2002, David Tepper advised the Company that he does not presently intend to seek re-election to the Board of Directors of the Company at the next annual meeting of the stockholders of the Company. In addition, effective as of October 7, 2002, Mr. Bolin resigned as Vice President of Appaloosa Partners Inc., the general partner of the Manager, and entered into a consulting arrangement with the Manager.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to reflect that, as of the date hereof:

          The percentages set forth in this Item 5 are based on there being 17,682,817 shares of Common Stock outstanding as of July 31, 2002 as disclosed by the Company in its Form 10-Q for the quarterly period ended June 30, 2002 and are calculated in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.

          (a) The Purchasers are the beneficial owners of 2,475,427 shares of Common Stock. Additionally, (i) upon exercise of the New Warrants, the Purchasers would beneficially own an additional 2,521,394 shares of Common Stock and (ii) upon exercise of the vested portion of the non-qualified stock options granted to each of Mr. Tepper and Mr. Bolin on the Transaction Date pursuant to the Company's 2001 Stock Option Plan for Non-Employee Directors, the Purchasers would beneficially own an additional 5,000 shares of Common Stock. Therefore, as of the date hereof, the Reporting Persons' beneficial ownership constitutes 5,001,821 shares of Common Stock or approximately 24.8% of the issued and outstanding Common Stock.

          (b) The Manager, API and Mr. Tepper may be deemed to have sole voting and dispositive power with respect to 5,001,821 shares of Common Stock.

          (c) Since the last filing on Schedule 13D, the following transactions have taken place:

          On or about January 1, 2002 (the "January 2002 Transaction Date"), pursuant to the Company's 2001 Stock Option Plan for Non-Employee Directors, Mr. Tepper and Mr. Bolin, in consideration for their services as directors of the Company, each was granted a non-qualified stock option with respect to 3,000 shares of Common Stock at an exercise price of $52.00 per share. Mr. Tepper and Mr. Bolin immediately assigned their right, title and interest in the options to the Purchasers. The options vest ratably on each of the first, second, third, and fourth anniversaries of the January 2002 Transaction Date.

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2002

                              APPALOOSA MANAGEMENT L.P.


                              By: APPALOOSA PARTNERS INC.,
                                  Its General Partner


                              By:  /s/ David A. Tepper
                                  ------------------------------------------
                                  Name:   David A. Tepper
                                  Title:  President


                              APPALOOSA PARTNERS INC.


                              By:  /s/ David A. Tepper
                                  ------------------------------------------
                                  Name:   David A. Tepper
                                  Title:  President


                                /s/ David A. Tepper
                              ----------------------------------------------
                              David A. Tepper